TRANSGLOBE ENERGY CORPORATION
OPERATIONS UPDATE FOR Q2 2014

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, July 8, 2014 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide an operations update for the second quarter of 2014. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

  Lower Nukhul oil discovery on the first North West Gharib exploration well (NWG 1)
  Drilled eight wells in the second quarter of 2014, resulting in eight oil wells (100% success)
  2014 YTD drilled 19 wells resulting in 17 oil wells, one dry hole and one well that was suspended for a future sidetrack
  Commenced an 18-well 2014 drilling program on the North West Gharib block
  Collected $74.5 million from EGPC during the first six months of 2014

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled three wells during the second quarter resulting in two oil wells at Hana and one oil well at Arta. Year to date the Company has drilled eight wells resulting in seven oil wells and one dry hole at West Gharib.

The rig is currently drilling a development well at Hana and will drill a development well at Hana West prior to moving to the new North West Gharib concession for the balance of 2014.

Production

Production averaged 9,980 Bopd in the second quarter.

Production at West Gharib continues to be adversely impacted by a combination of premature failures of new progressive cavity pumps (“PCPs”) and increased water cuts associated with natural declines. The manufacturer of the failed PCPs has conducted a detailed review of the failed pumps and the manufacturing process for the pumps. Subsequent to the review, the manufacturer has modified its processes and advised the Company that they will provide replacements at no cost to the Company for the forty pumps which were supplied during the past year. The new pumps are being manufactured, with the first batch of 20 pumps expected to be delivered in July and the remaining 20 pumps to be delivered by August/September. In addition, the Company placed a special order for nine replacement pumps from the Company’s previous pump supplier. These have been manufactured and are expected to arrive in Egypt in July. With the delivery of the replacement pumps, it is expected that the majority of the defective pumps will be replaced by the end of the third quarter which should reduce production down time and facilitate well optimization. The installation of the new pumps should allow the Company to restore 800 to 1,000 Bopd of shut-in and curtailed production.

West Bakr, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled four wells during the second quarter resulting in four oil wells (three in the H field and one in the K field). Year to date the Company has drilled seven wells at West Bakr resulting in seven oil wells.

The drilling rig is currently drilling in the K field and is scheduled to continue working in West Bakr with 17 wells planned for 2014.

Production

Production averaged approximately 5,150 Bopd during the second quarter.

During the second quarter the Company contracted an additional workover rig to conduct an initial ten well remedial program to re-enter suspended oil wells, evaluate un-swept oil potential, and recomplete/equip wells for production. The first wells will be recompleted and placed on production during July. Concurrently the Company has commenced a program to install larger pump jacks on higher volume producers to optimize well performance. The first three larger pump jacks were received and installed in late June with production optimization planned for July/August. The remaining seventeen large volume pump jacks are expected to be installed over the balance of 2014.

North West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

In June, the Company mobilized a drilling rig to the first exploration well on the North West Gharib (“NWG”) concession (NWG 1) which began drilling on June 25. The NWG 1 well discovered oil in the Lower Nukhul immediately north of the West Gharib main Arta Lower Nukhul pool. Approximately 33 feet of net oil pay was identified on well logs and the well was cased for completion as a future oil producer. Following NWG 1 the rig is scheduled to move to NWG 2 followed by NWG 3. NWG 2 and NWG 3 will offset the northwest corner of East Arta which contains upper and lower Nukhul producers.

In late July/early August the Company will move a second drilling rig (currently drilling at West Gharib) to NWG 10, which is targeting an exploration target on the southeast corner of the concession.

Both drilling rigs are scheduled to remain in NWG through 2015 with up to 18 wells expected to be drilled by year end 2014.

The Company has identified 79 drilling locations based on existing 3-D seismic and geological modeling of the area. Based on current mapping the Company has internally estimated a prospective resource of 71 million barrels on an un-risked deterministic basis for the NWG block. The 2014 drilling program will target up to 58 million barrels of the total 71 million barrels of prospective resource identified to date.

New Exploration Blocks, Eastern & Western Desert (100% working interest, operated)

Exploration Seismic

Based on surface and remote-sensing mapping, the Company believes the same structural configuration that created the pools found in the West Gharib concession is likely present in the NWG, SW Gharib (“SWG”) and SE Gharib (“SEG”) blocks. The historical field size distribution data indicates that the average field size in the broader onshore Gulf of Suez (Eastern Desert) area is roughly 20 million barrels per field of recoverable resource. The Company has identified an additional 15 areas of interest (“leads”) in the NWG block, four leads on the SWG block and two leads on the SEG block that will be followed up and further refined by field mapping and the high-resolution seismic acquisition program.

The Company has approved a large (1,000+ square kilometers of 3-D and 300+ kilometers of 2-D) seismic acquisition program for the Eastern Desert in 2014. The Company has finalized the main tender process for the acquisition program and is in the process of finalizing the main contract. It is expected that seismic acquisition program could commence in the Eastern Desert during August, as all necessary access approvals have been received.

East Ghazalat, Arab Republic of Egypt (50% working interest)

Operations and Exploration

The Company participated in one oil well during the second quarter. Year to date the Company has participated in three wells resulting in two oil wells and one dry hole.

The Operator filed and received approval for the North Dabaa development lease which includes 6 development blocks (approximately 18 square kilometers), effective February 18, 2014. The Company approved an exploration/appraisal well offsetting the North Dabaa gas/condensate discovery (announced November 13, 2013) as part of the 2014 capital budget. Drilling of the North Dabaa 2 appraisal well commenced on May 27 and is expected to reach a planned total depth of 14,500 feet later this month. Following the North Dabaa 2 appraisal well, the rig is scheduled to move to the Safwa development lease for a development well.

Production

Production from East Ghazalat averaged 795 Bopd to TransGlobe during the second quarter.

REPUBLIC OF YEMEN

Block 32, Republic of Yemen (13.81% working interest) Production

Field production averaged approximately 155 Bopd to TransGlobe during the second quarter. Production from Block 32 was shut-in from June 22 to July 4 due to job actions taken by local unions. Production (~200 Bopd to TransGlobe) was restarted on July 6.

Block S-1, Republic of Yemen (25% working interest) Production

Block S-1 production remained shut-in during the second quarter due to an attack on the sales pipeline on February 24. The pipeline attack related primarily to unresolved contractor issues with local tribes which were under negotiation. The operator has made progress on a number of labor issues and began repairing the pipeline over the past few days. It is anticipated that production from the An Nagyah field could be restarted over the next few weeks which could contribute approximately 1,000 to 1,200 Bopd to TransGlobe.

BUSINESS ENVIRONMENT

In an effort to reduce its budget deficit the Egyptian government recently implemented higher gasoline, diesel and natural gas prices by reducing the subsidies carried by the government. These price increases are expected to have a material impact on Egypt’s current budget deficit and are also expected to enable the Egyptian government to make more timely payments for its purchases of oil and gas from international oil companies.

In an effort to expand the Company’s exploration opportunities in Egypt, TransGlobe submitted a bid on a single exploration block on July 3, 2014 in the EGPC bid round. It is expected that the blocks will be awarded to successful bidders during this year.

The Company has collected $74.5 million from EGPC to date in 2014, and is targeting total collections for the year of $250 million.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe's Convertible Debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release may contain forward-looking statements regarding the Company's plans to issue a quarterly dividend to shareholders. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company, including obtaining bank lender and regulatory approval for the payment of the proposed dividends. The ability of the Company to declare and pay dividends in the future are subject to factors which include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release regarding the Company's ability to pay dividends in the future, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: 403.444.4787
Email: investor.relations@trans-globe.com
Web site: http://www.trans-globe.com